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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  ------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
                                SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 MICROCOM, INC.
                           (NAME OF SUBJECT COMPANY)

                                 MICROCOM, INC.
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  595 019 100
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  ------------

                                LEWIS A. BERGINS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                 MICROCOM, INC.
                             500 RIVER RIDGE DRIVE
                         NORWOOD, MASSACHUSETTS  02062
                                 (617) 551-1000
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PARTIES AUTHORIZED TO RECEIVE NOTICES
          AND COMMUNICATIONS ON BEHALF OF THE PERSON FILING STATEMENT)

                                  ------------

                                 WITH COPIES TO:

                             WILLIAM C. ROGERS, ESQ.
                             CHOATE, HALL & STEWART
                                 EXCHANGE PLACE
                                53 STATE STREET
                          BOSTON, MASSACHUSETTS  02109
                                 (617) 248-5000


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

ITEM 1.   SECURITY AND SUBJECT COMPANY

     The subject company is Microcom, Inc., a Massachusetts corporation (the "Company"). The address of the principal executive offices of the Company is 500 River Ridge Drive, Norwood, Massachusetts 02062. The title of the class of equity securities to which this Statement on Schedule 14D-9 (this "Statement") relates is the Company's Common Stock, par value $.01 per share (the "Shares").

ITEM 2.   TENDER OFFER OF THE BIDDER

     This Statement relates to a tender offer made by Compaq-Boston, Inc., a Massachusetts corporation (the "Purchaser"), to purchase all of the outstanding Shares at a price of $16.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 16, 1997 (the "Offer to Purchase") and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Purchaser is a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"). The Offer is disclosed in a Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") dated April 16, 1997 and filed by the Parent and the Purchaser with the Securities and Exchange Commission (the "Commission"). According to the Schedule 14D-1, the address of the principal executive offices of Parent is 20555 SH 249, Houston, Texas 77070, and the address of the principal executive offices of the Purchaser is 20555 SH 249, Houston, Texas 77070.

     The Offer is being made pursuant to the terms of an Agreement and Plan of Merger, dated as of April 9, 1997, by and among the Purchaser, Parent and the Company (the "Merger Agreement"). The Merger Agreement provides that, upon the terms and subject to the conditions contained therein, as promptly as practicable after the purchase of Shares pursuant to the Offer and, if required by the Business Corporation Law of the Commonwealth of Massachusetts (the "Massachusetts Law"), the approval and adoption by the affirmative vote of the shareholders of the Company in accordance with the Massachusetts Law and the Company's Articles of Organization, the Purchaser will be merged with and into the Company (the "Merger") and each then outstanding Share (other than (i) shares held by the Company as treasury stock, (ii) shares held by the Parent or any subsidiary of the Parent, (iii) shares as to which appraisal rights have been properly exercised or (iv) shares of Option Restricted Stock (as defined in Item 3 below)) will be converted automatically into the right to receive $16.25 in cash. A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference in its entirety. Certain provisions of the Merger Agreement are described below in Item 3(b)(2).

ITEM 3.   IDENTITY AND BACKGROUND

     (A)  IDENTITY

     The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

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     (B)(1) ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS AND AFFILIATES

     Certain information with respect to certain contracts, agreements, arrangements and understandings between the Company and certain of its directors, executive officers and affiliates is set forth in the "Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 Thereunder" dated April 16, 1997, which is attached as Annex II hereto and incorporated herein by reference in its entirety (the "Information Statement").

     Parent has entered into a written agreement dated as of April 9, 1997 with Lewis A. Bergins, President and Chief Executive Officer of the Company (the "Continuation Agreement"), pursuant to which Mr. Bergins would continue to serve as President of the Company after consummation of the Merger. The Continuation Agreement has a one-year term, subject to extension upon the agreement of the parties. Under the Continuation Agreement Mr. Bergins would receive: (i) base salary of approximately $285,000 per annum, subject to annual increases; (ii) eligibility for a target bonus for 1997 of $215,000, depending upon attainment of certain agreed-upon performance criteria; and (iii) an option to purchase 25,000 shares of Parent's common stock. In the event of termination of Mr. Bergins' employment during the term of the Continuation Agreement other than for "cause," as defined in the Continuation Agreement, the Continuation Agreement provides that Mr. Bergins would be entitled to severance compensation from Parent of one year's continuance of his annual base salary as in effect at the time of termination. Upon consummation of the Merger, the Continuation Agreement supersedes Mr. Bergins' existing compensation and severance arrangements with the Company.

     Except as otherwise described herein in response to Item 3(b)(1) or 3(b)(2), to the best knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates or (ii) Parent or the Purchaser or the executive officers, directors or affiliates of each of them.

     The Company understands that Parent may grant to certain officers and employees of the Company options to acquire shares of Parent stock in accordance with Parent's compensation plans.

     (B)(2)    THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement and the other agreements described under "Other Arrangements" below, copies of which are filed as Exhibits hereto and are incorporated herein by reference in their entirety. Such summary is qualified in its entirety by reference to the Merger Agreement and the other Exhibits filed herewith.

     THE OFFER. The Merger Agreement provides for the making of the Offer. The obligation of the Purchaser to accept for payment or pay for Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition (as described below) and certain other conditions that are described below. The Purchaser has agreed that no change in the Offer may be

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made which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer, or which imposes conditions to the Offer in addition to the Minimum Condition and those conditions described below, or amends the terms and conditions of the Offer in a manner adverse to the Company.

     As of April 9, 1997, there were outstanding 16,288,011 Shares and stock options to purchase an aggregate of 2,102,346 Shares. Based upon the foregoing, as of April 9, 1997, there were approximately 18,390,357 Shares outstanding on a fully diluted basis. Neither Parent nor Purchaser beneficially owns any Shares. Accordingly, the Minimum Condition would be satisfied if approximately 9,195,179 Shares are validly tendered pursuant to the Offer and not withdrawn.

     CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, Parent shall not be required to accept for payment or pay for any Shares, and may terminate the Offer if (i) the Minimum Condition shall not have been satisfied by June 4, 1997, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") shall not have expired or been terminated by June 4, 1997 or (iii) at any time on or after April 9, 1997, prior to the acceptance for payment of Shares, any of the following conditions exist:

          (a) there shall be threatened, instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or government authority or agency, domestic or foreign,
     (i) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all of the Shares pursuant to the Offer or the consummation of the Merger, seeking to obtain material damages or otherwise directly or indirectly relating to the transactions contemplated by the Offer or the Merger, (ii) seeking to restrain or prohibit Parent's ownership or operation (or that of its respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole or to compel Parent or any of its subsidiaries or affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company and its subsidiaries, taken as a whole, or of Parent and its subsidiaries, taken as a whole, (iii) seeking to impose or confirm material limitations on the ability of Parent or any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates on all matters properly presented to the Company's shareholders, or (iv) seeking to require divestiture by Parent or any of its subsidiaries or affiliates of any Shares, or (v) that otherwise is reasonably likely to have a material adverse effect on the financial condition, business, assets or results of operations of the Company and its subsidiaries, taken as a whole (a "Material Adverse Effect"), or to materially adversely affect Parent and its subsidiaries, taken as a whole, or

          (b) there shall be any action taken, or any statute, rule, regulation, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court, government or governmental authority or agency, domestic or foreign other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger that is reasonably likely, directly or indirectly, to result in any of the consequences referred to in clauses (i) through (v) of paragraph (a) above; or

          (c) (i) there shall be initiated, threatened, instituted or pending any action, suit, investigation or proceeding by any government or governmental authority or agency, domestic or foreign, that, in the reasonable judgment of Parent, would materially adversely affect the Company and its subsidiaries, taken as a whole, or (ii) except as disclosed in writing to Parent prior to April 9, 1997 there has been since December 31, 1996 any event, occurrence or development or state of circumstances or facts which has had or could reasonably be expected to have a Material Adverse Effect; or

          (d) there shall have occurred a decline of at least 20% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from April 9, 1997 through the date of termination or expiration of the Offer; or

          (e) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement or any of the representations and warranties of the Company set forth in the Merger Agreement shall not be true in any material respect when made or at any time prior to consummation of the Offer as if made at and as of such time (except as to any representation or warranty, which speaks as of a specific date which must be untrue as of such date); or

          (f) the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal (as hereinafter defined) or the Board of Directors of the Company shall have withdrawn or materially modified in any manner adverse to Parent the Board's approval or recommendation of the Offer or the Merger; or

          (g) any person or group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act) of a majority of the outstanding Shares; or

          (h) the Merger Agreement shall have been terminated in accordance with its terms.

     The foregoing conditions are for the sole benefit of Parent and Purchaser and may, subject to the terms of the Merger Agreement, be waived by Parent and Purchaser in whole or in part at any time and from time to time in their discretion. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time prior to the Effective Time (as hereinafter defined).

     RECOMMENDATION. The Board has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of the Company's shareholders, (ii) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and (iii) unanimously resolved, subject to their fiduciary duties as advised by counsel, to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders.

     THE MERGER. The Merger Agreement provides that, upon the terms and subject to the conditions thereof, at the time which the Company and the Purchaser file the articles of merger (the "Articles of Merger") with the Secretary of State of the Commonwealth of Massachusetts and make all other filings or recordings required by Massachusetts Law in connection with the Merger, Purchaser shall be merged with and into the Company in accordance with Massachusetts Law. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the Commonwealth of Massachusetts (the "Effective Time"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will be the surviving corporation (the "Surviving Corporation").

     At the Effective Time (i) each Share held in the treasury of the Company or owned by Parent or any subsidiary thereof (including Purchaser) shall be canceled, and no payment shall be made with respect thereto, (ii) each share of common stock of Purchaser then outstanding shall be converted into and become one share of common stock of the Surviving Corporation, and (iii) each Share outstanding immediately prior to the Effective Time shall, except as otherwise provided in (i) above, Shares as to which appraisal rights have been properly exercised and Shares of Option Restricted Stock (as hereinafter defined), be converted into the right to receive $16.25 per Share in cash without interest.

     The Merger Agreement provides that, at the Effective Time, the Articles of Organization of Purchaser will be the Articles of Organization of the Surviving Corporation, except that the name of the Surviving Corporation shall be "Microcom, Inc."

     OPTION RESTRICTED STOCK. With respect to any Share acquired upon exercise of an option granted under any stock option or incentive plan of the Company that as of the Effective Date is subject to contractual forfeiture or resale restrictions ("Option Restricted Stock"), such Share shall be canceled immediately prior to the Effective Time, and Parent shall grant, as of the Effective

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Time, to each former holder of Restricted Stock, a number of shares of
Parent common stock having a market value, based on the most recent per share closing price of Parent common stock on the New York Stock Exchange prior to the Effective Date, equal to the product of (i) the number of Shares of Restricted Stock formerly held by such holder multiplied by (ii) $16.25. Such Parent common stock shall be subject to the same contractual forfeiture or resale restrictions as applied to the Restricted Stock immediately prior to the cancellation thereof.

     AGREEMENTS OF PARENT, PURCHASER AND THE COMPANY. The Merger Agreement provides that effective upon acceptance of payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate the number of directors, rounded up to the next whole number, on the Company's Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to the election of any additional directors pursuant to this paragraph) multiplied by (ii) the percentage that the number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of Shares outstanding; and the Company shall take all action necessary to cause the Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors, and seeking and accepting resignations of its incumbent directors. The Merger Agreement further provides that the Company shall use its best efforts to cause at least three members of the Company's Board of Directors as of the date of the Merger Agreement who are not employees of the Company (the "Continuing Directors") to remain members of the Board of Directors until the Effective Time.

     If the Parent exercises its right to designate directors, the Parent currently intends to designate one or more of the following persons to serve as directors of the Company: Alan G. Lutz, J. David Cabello, Edward E. Olkkola, Earl L. Mason and Robert W. Stearns. The foregoing information and certain other information contained in this Statement and in the Information Statement attached hereto as Annex II and incorporated by reference herein, are being provided in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 thereunder.

     Pursuant to the Merger Agreement, the Company shall cause a meeting of its shareholders (the "Company Shareholder Meeting") to be duly called and held as soon as reasonably practicable following consummation of the Offer for the purpose of voting on the approval and adoption of the Merger Agreement, unless a vote of shareholders by the Company is not required by Massachusetts Law.

     The Merger Agreement provides that the Company will promptly prepare and file with the Commission under the Exchange Act a proxy statement relating to the Company Shareholder Meeting (the "Proxy Statement"). The Company has agreed to use its best efforts to obtain the necessary approvals by its shareholders of the Merger Agreement and the transactions contemplated thereby. Parent has agreed to vote all Shares then beneficially owned by it in favor of adoption of the Merger Agreement.

     The Company has agreed that, prior to the Effective Time, the Company will not adopt or propose any change in its Articles of Organization or by-laws; in addition, the Company

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has agreed that prior to the Effective Time, the Company will not, and will not permit any of its subsidiaries (each, a "Subsidiary") to (a) merge or consolidate with any other Person or (other than purchases of materials or products in the ordinary course of business) acquire a material amount of assets of any other person; (b) sell, lease, license or otherwise dispose of any material asset or property to any Person except (i) pursuant to existing contracts or commitments, and (ii) in the ordinary course consistent with past practice; (c) settle or compromise any suit or claims or threatened suit or claim relating to the transactions contemplated under the Merger Agreement; (d) agree or commit to do any of the foregoing; or (e) take or agree or commit to take any action that would make any representation and warranty of the Company under the Merger Agreement inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Pursuant to the Merger Agreement, the Company has agreed that from the date of the Merger Agreement until the termination thereof, the Company and the Subsidiaries and the officers, directors, employees or other agents of the Company and the Subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Acquisition Proposal (as hereinafter defined) or (ii) except as otherwise required by the fiduciary duties of the Board of Directors as advised in writing by counsel, engage in negotiations with, or disclose any nonpublic information relating to the Company or any Subsidiary or afford access to the properties, books or records of the Company or any Subsidiary to, any Person. The Company has agreed to notify promptly Parent (and in no event later than 24 hours after receipt of a written Acquisition Proposal) after (i) receipt of any Acquisition Proposal, (ii) the Company has actual knowledge that any Person is considering making an Acquisition Proposal or (iii) the Company has received any request for nonpublic information relating to the Company or any Subsidiary or for access to the properties, books or records of the Company or any Subsidiary by any Person that the Company has actual knowledge is considering making, or has made, an Acquisition Proposal and to keep Parent fully informed of the status and details of any such Acquisition Proposal indication or request. "Acquisition Proposal" means any offer or proposal for a merger or other business combination involving the Company or any Subsidiary or the acquisition of any equity interest in, or a substantial portion of the assets of, the Company or any Subsidiary, other than the transactions contemplated by the Merger Agreement. The Company has agreed not to engage in negotiations with, or disclose any nonpublic information to, any Person unless it receives from such Person an executed confidentiality agreement with terms no less favorable to the Company than the Confidentiality Agreement between the Company and Parent dated April 9, 1997. Pursuant to the Merger Agreement, the Company has agreed to cease immediately and cause to be terminated all activities, discussions or negotiations, if any, with any Persons conducted prior to April 9, 1997 with respect to any Acquisition Proposal.

     Parent and the Company have agreed to appoint personnel from their respective human relations departments that will meet and coordinate the manner of transition of the insurance, compensation and other benefit plans of the Company following the Merger. The parties have agreed that for two years following the Effective Time, the Company's employees will be provided benefits that are substantially comparable in the aggregate to those provided by the Company to its employees as of April 9, 1997, excluding all forms of stock-based or equity based compensation.

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     Parent and Purchaser have agreed that for five years after the Effective
Time, Parent will cause the Surviving Corporation to indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time to the extent provided under the Company's Articles of Organization and by-laws in effect on the date of the Merger Agreement, subject to any limitation imposed from time to time under applicable law. In addition, Parent has agreed that for five years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to the Effective Time covering each such Person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement. Parent will not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in the twelve months ended December 31, 1996, which amount has been disclosed to Parent.

     REPRESENTATIONS AND WARRANTIES. The Merger Agreement contains customary representations and warranties of the parties thereto including (a) representations by the Company as to its corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, capitalization, Subsidiaries, Commission filings, financial statements, disclosure documents, absence of certain damages, absence of undisclosed material liabilities, litigation, taxes, employee matters, compliance with laws, finders' fees, patents and other proprietary rights, environmental matters, and antitakeover provisions and (b) representations by the Parent as to its and the Purchaser's corporate existence and power, corporate authorizations, governmental authorizations, non-contravention, disclosure documents and finders' fees.

     CONDITIONS TO THE MERGER. The obligations of the Company, Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following conditions: (i) if required by Massachusetts Law, the adoption by the shareholders of the Company of the Merger Agreement in accordance with such law;
(ii) any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Merger; and (iv) Purchaser shall have purchased Shares pursuant to the Offer.

     TERMINATION. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any approval of the Merger Agreement by the shareholders of the Company, (a) by mutual written consent of the Company and Parent; (b) by either the Company or Parent, if the Offer has not been consummated by June 4, 1997; (c) by either the Company or Parent if there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Offer or the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable; (d) by either the Company or Parent if the Company shall have entered into, or shall have publicly announced its intention to enter into, an agreement or an agreement in principle with respect to any Acquisition Proposal; or (e) by Parent if any person or group (as defined in Section 13(d)(3) of the Exchange Act) (other than Parent, Purchaser or any affiliate thereof) shall have become the beneficial owner

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(as defined in Rule 13d-3 promulgated under the Exchange Act) of at least a majority of the outstanding Shares. If the Merger Agreement is terminated, the Merger Agreement will become void and of no effect with no liability on the part of the Company, Parent or the Purchaser other than obligations of the Company under certain provisions of the Merger Agreement to pay certain fees to and expenses of Parent or Purchaser (as described below).

     FEES AND EXPENSES. The Company has agreed that if the Merger Agreement is terminated (i) in accordance with clause (b) under "Termination" above and (x) the Company shall have failed to observe or perform in any material respect any of its obligations under the Merger Agreement or (y) an Acquisition Proposal shall have been received prior to June 4, 1997 and not publicly rejected by the Company's Board of Directors, or (ii) in accordance with clauses (d) or (e) above, the Company will pay to Parent, within two business days following such event, a fee equal to $10,460,000 in cash.

     The Company has agreed to pay Parent an amount in immediately available funds equal to the sum of (i) Parent's out-of-pocket expenses in connection with the transactions contemplated by the Merger Agreement (but not in excess of $2 million) and (ii) $2 million, after the termination of the Merger Agreement pursuant to the provisions described in clause (b) under "Termination" above, where any of the representations or warranties of the Company set forth in the Merger Agreement were not true and correct as of the date of the Merger Agreement.

     Except as described in the preceding paragraphs, the Merger Agreement provides that the Company, Parent and Purchaser shall each bear all expenses incurred by it in connection with the Merger Agreement and the transactions contemplated thereby.

     AMENDMENT AND WAIVERS. Any provisions of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed (i) in the case of any amendment, by the Company, Parent and Purchaser or (ii) in the case of a waiver, by the party against whom the waiver is to be effective. A termination or amendment of the Merger Agreement requires, in the case of the Company, action by the Company's Board of Directors or the duly authorized designee of the Company's Board of Directors. In the event that Parent's designees are appointed or elected to the Board of Directors of the Company after the consummation of the Offer and prior to the Effective Time, the affirmative vote of at least a majority of the Continuing Directors will be required for the Company to agree to amend, waive compliance with or terminate the Merger Agreement.

     APPRAISAL RIGHTS. If the Merger is consummated, shareholders of the Company may have the right to dissent and demand appraisal of their Shares under Massachusetts Law. Under Massachusetts Law, dissenting shareholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the price paid in the Offer, the consideration per Share to be paid in the Merger and the market value of the Shares, including asset values and the investment value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the price per Share paid pursuant to the Offer or the consideration per Share paid in the Merger.

     MISCELLANEOUS. Such a merger or other similar business combination would also have to comply with any applicable Federal law. In particular, unless the Shares were deregistered under the Exchange Act prior to such transactions, if such merger or other business combination were consummated more than one year after termination of the Offer or did not provide for shareholders to receive cash for their Shares in an amount at least equal to the price per Share paid pursuant to the Offer, Purchaser may be required to comply with Rule 13e-3 under the Exchange Act. If applicable, Rule 13e-3 would require, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such a transaction be filed with the Commission and distributed to such shareholders prior to consummation of the transaction.

     If Purchaser acquires Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to Purchaser's equity ownership in the Company, Purchaser may, subsequent to the consummation of the Offer, seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender or exchange offer or other transactions or a combination of the foregoing on such terms and at such prices as it shall determine, which may be different from the price paid for Shares in the Offer. Purchaser also reserves the right to dispose of Shares which it has acquired or may acquire. Purchaser may also consider engaging in a proxy solicitation in order to elect its nominees to the Company's Board of Directors.

     Except as described above or elsewhere in the Statement, the Company has no present plans or proposals that would relate to or result in any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), any change in the Company's capitalization or dividend policy or any other material change in the Company's corporate structure or business.

     CONFIDENTIALITY AGREEMENT. Effective as of April 9, 1997, the Company and Parent entered into a letter agreement (the "Confidentiality Agreement"), pursuant to which Parent agreed to keep confidential certain business and/or technical information of the Company furnished to Parent in connection with the subject matter of the Merger Agreement.

ITEM 4.   THE SOLICITATION OR RECOMMENDATION

     (A)  BACKGROUND

     In November, 1996, representatives of Parent contacted representatives of the Company to explore a possible OEM relationship and several meetings between the companies were held during December, 1996 and January, 1997 to pursue that relationship.

     At a meeting in Boston, Massachusetts on January 9, 1997, originally scheduled to discuss the nature and terms of an OEM relationship, Mr. Alan Lutz, Senior Vice President and General Manager of Parent's Communication Products Group first broached the subject of a possible acquisition of the Company by the Parent with Messrs. Roland D. Pampel, then President and Chief Executive Office of the Company and Lewis A. Bergins, then Executive Vice President, International Operations and Modulation Business of the Company.

     Mr. Pampel then reported the substance of that meeting in a telephone meeting of the Company's Board of Directors (the "Board") on January 11, 1997. Included in that meeting, in addition to the Board and senior Company executives, were representatives of Morgan Stanley & Co. Incorporated, as financial advisors to the Board ("Morgan Stanley"), and the Company's outside counsel. At that meeting, Morgan Stanley was instructed to consult with Parent's advisor, Greenhill & Co., LLC ("Greenhill"), to determine Parent's timetable for the performance of due diligence and negotiations. At the regularly scheduled Board meeting held January 15, 1997, the matter was again discussed and representatives of Morgan Stanley reported on their conversations with Greenhill to the effect that the Parent's timetable for discussions and negotiations had lengthened although the Parent continued to express interest in a possible acquisition.

     On February 26, 1997, Mr. Bergins next discussed, in a telephone conversation with Mr. Lutz, the timetable of due diligence and negotiations with respect to a possible acquisition. The same day, Mr. Bergins reported the results of his telephone conversation to the Board at its regularly scheduled February meeting. During the meeting, the Board and Morgan Stanley discussed issues relating to an acquisition, including timing and negotiation strategies.

     On March 4 and 5, 1997, representatives of Parent, its outside counsel, its outside auditors and Greenhill met in Boston with representatives of the Company, the Company's outside counsel and Morgan Stanley to discuss matters relating to the Company and its business.

     Mr. Lutz then met with Mr. Bergins in Boston on March 6, 1997 to discuss a possible transaction structure and Mr. Bergin's role with the Company following consummation of such a transaction.

     The following day, March 7, 1997, Mr. Lutz and representatives of Greenhill met with the Company's outside counsel and Morgan Stanley to discuss potential terms under which a transaction could be consummated. Initial proposals from both sides were considered during this meeting. The Company's Board, after informal discussion, instructed the Company's senior management and Morgan
Stanley to continue discussions.   Messrs. Lutz and Bergins then had a telephone
discussion on Thursday, March 10, 1997, at which certain outstanding due diligence issues were discussed.

     On March 19, 1997, Messrs. Bergins, Pampel and Peter J. Minihane (the Company's Chief Financial Officer), together with the Company's outside counsel and several partners from the Company's outside auditors, met in Houston with representatives of Parent, including Mr. Lutz and Parent's general counsel, to continue discussions.

     The status of discussions was then reported at the Company's regularly scheduled meeting of the Board on March 21, 1997, at which meeting Mr. Bergins was directed to continue to negotiate to see if an acquisition with appropriate price and other conditions satisfactory to the Company, could be structured.

     Thereafter, on April 7, 1997, negotiations and discussions among representatives of the Parent and the Company and their respective outside counsel and financial advisors began with respect to the terms and conditions of a merger agreement. Mr. Lutz and Mr. Bergins conferred by telephone on April 8, 1997, and again on April 9, 1997, to discuss specific terms, including price.

     On April 9, 1997, the Company's Board met to consider a revised draft of the Merger Agreement (incorporating the revisions set forth above) including a price of $16.25 per Share presented by Mr. Lutz to Mr. Bergins in a telephone conversation prior to the commencement of the Board meeting. In considering the Merger Agreement, the Board considered and discussed among other things the following: (i) the Company's business plan for the fiscal year ended March 31, 1998 and the various factors, including risks, attendant to successful accomplishment of the plan's stated objectives; (ii) the opinion of Morgan Stanley, described below; (iii) the premium and value accruing to the shareholders of the Company as a result of the Offer and the Merger; (iv) the potential effect on other potential bidders of the $10,460,000 fee or $2,000,000 fee (as the case may be) and the reimbursement of up to $2,000,000 in out-of-pocket expenses that will become payable to Parent under specified circumstances (including negotiations to reduce the scope or the circumstances under which such fees and expenses would become payable); (v) the potential effect on other potential bidders of limitations on the Company's ability to solicit or respond to other competing bids, if any (including negotiations to reduce the scope of such limitations); (vi) the history of the Company's experience with its major OEM partners over the past nine months including a discussion by Morgan Stanley of consolidations occurring in the data communications industry; and (vii) the likelihood that the Offer by Parent and the Purchaser would be consummated.

     By the unanimous vote of all directors, the Board (i) determined that the Offer and the Merger, taken together, are fair to and in the best interests of the Company's shareholders, (ii) approved the Merger Agreement and the transactions contemplated thereby and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by the Company's shareholders. On April 9, 1997, the parties executed and delivered the Merger Agreement.

     The Board believes that the terms of the Offer and Merger are fair to and in the best interests of the Company's shareholders. Accordingly, the Board has approved the Merger Agreement and recommends that the Company's shareholders accept the Offer and tender their Shares pursuant thereto.

     The letter to the Company's shareholders communicating the Board's recommendation is filed as Exhibit 2 to this Statement and is incorporated herein by reference. The press release issued by Parent announcing the execution of the Merger Agreement and the terms of the Offer and the Merger is filed as Exhibit 3 to this statement and is incorporated herein by reference.

     (B)  FACTORS CONSIDERED BY THE BOARD

     In determining to recommend to the Company's shareholders that they accept the Offer and tender their Shares pursuant thereto, the Board and the Committee considered a number of factors, including, without limitation, the following:

     (i) the Board's familiarity with and review of the Company's business, financial condition, results of operations, assets, liabilities, business strategy and prospects and, in particular, the Company's business plan for the fiscal year ended March 31, 1998 and the various factors, including risks, attendant to successful accomplishment of the Plan's stated objectives;

     (ii) the recent consolidations occurring in the Company's industry, including acquisitions by certain of the Company's OEM partners;

     (iii) the written opinion of Morgan Stanley dated April 9, 1997, financial advisors to the Board, that as of such date the $16.25 per Share consideration to be received by the shareholders of the Company pursuant to the Merger Agreement is fair from a financial point of view to such holders; a copy of such opinion, setting forth procedures followed, assumptions made, areas of reliance and other matters considered by Morgan Stanley in arriving at their opinion, is attached as Annex I to this Statement and is incorporated herein by reference, and should be read in its entirety; in considering such opinion, the Board was aware that upon delivery thereof, Morgan Stanley became entitled to certain fees described in Item 5 in connection with its engagement by the Company and that, in addition, Morgan Stanley expressed no opinion or recommendation as to whether the Shareholders of the Company should accept the Offer and the Merger;

     (iv) the presentations of Morgan Stanley in connection with such opinion as to various financial and other considerations deemed relevant to the Board's evaluation of the Offer and the Merger. In connection with the preparation of its opinion, Morgan Stanley informed the Board that it had (a) reviewed certain publicly available financial statements and other information of the Company and the Parent; (b) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company; (c) analyzed certain financial projections prepared by the management of the Company; (d) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company; (e) reviewed the reported prices and trading activity for the Common Stock; (f) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities; (g) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (h) participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors; (i) reviewed the Merger Agreement and certain related documents; (j) participated in discussions with certain third parties, including Parent, who expressed interest in acquiring the Company or certain assets of the Company, which led to the proposed Merger; and (k) performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate;

     (v) the historical and recent market prices of the Shares and the fact that the $16.25 per Share Offer price represents, among other things, a premium of 55% over the closing price for the Shares on the Nasdaq National Market on the day before the announcement of the Offer, a premium of 38% over the closing price for the Shares on the Nasdaq National Market 30 days preceding such announcement, and a premium of 44% over the 90 day average closing price for the Shares;

     (vi) the terms and conditions of the Offer and the Merger Agreement, including the fact that the Offer is not subject to financing but is subject to minimum tender conditions and that it contemplates the payment or reimbursement to Parent, under certain circumstances and subject to certain limits, of certain fees and expenses; in analyzing the conditions, the Board of Directors considered, among other things, the risk of the Offer's non-consummation; in assessing the termination fees, the Board of Directors considered the likelihood of any third party making a proposal for a third party transaction and that the effect of the termination fee would be to increase by the amount of such termination fee the costs to a third party of acquiring the Company;

     (vii) the financial ability of the Parent to consummate the Offer and the Merger;

     (viii) the possible impact of the Offer and the Merger and of alternatives thereto on the Company's business and prospects; and

     (ix) the fact that following the consummation of the Offer and the Merger, the current shareholders of the Company will no longer be able to participate in any increases or decreases in the value of the Company's business and profits.

     In view of the wide variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the individual factors considered in reaching their determinations.

ITEM 5.   PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company engaged Morgan Stanley to render financial advisory services to the Board in connection with the Offer and the Merger. In connection therewith upon consummation of the transaction, Morgan Stanley will receive a fee of approximately $2,499,000 in connection with its services against which a $175,000 fee for strategic advisory services previously paid by the

Company will be credited. In addition, the Company has agreed to reimburse Morgan Stanley for its reasonable out-of-pocket expenses, including the fees and disbursements of its legal counsel, estimated to be $50,000. The Company has also agreed to indemnify Morgan Stanley and its affiliates and each of their directors, employees and controlling persons against certain liabilities. From time to time, Morgan Stanley and its affiliates provide financial advisory and financing services to Compaq and have received customary fees on the rendering of such services.

     Other than as described in this Item 5, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf in connection with the Offer or the Merger.

ITEM 6.   RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES

     (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company other than 36,500 shares sold on February 20, 1997 by Roland D. Pampel.

     (b) Except for those Shares held by such person(s) which, if tendered, could cause such person(s) to incur liability under the provisions of Section 16(b) of the Exchange Act, to the best of the Company's knowledge, all of its executive officers, directors and affiliates currently intend to tender pursuant to the Offer all Shares which are owned beneficially or of record by them.

ITEM 7.   CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as referred to under Item 3(b) of this Statement, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

     (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

     (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

     (iii) a tender offer for or other acquisition of securities by or of the Company; or

     (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as referred to under Item 3(b) or Item 4 of this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer which relate to or would result in one or more of the matters referred to in Item 7(a) of this Statement.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED

     Information provided pursuant to Rule 14f-1 under the Exchange Act. The Information Statement attached as Annex II to this Statement is being furnished to the Company's shareholders in connection with the designation by the Purchaser of persons to the Board other than at a meeting of the Company's shareholders, and such information is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  -   Agreement and Plan of Merger dated April 9, 1997 by and among
               Parent, the Purchaser and the Company

Exhibit 2* -   Letter to Shareholders of the Company dated April 17, 1997

Exhibit 3  -   Form of Press Release of Parent issued April 9, 1997

Exhibit 4* -   Opinion Letter to the Board of Directors of the Company from
               Morgan Stanley & Co. Incorporated dated April 9, 1997
               (attached as Annex I hereto)

Exhibit 5  -   Confidentiality Agreement dated April 9, 1997 between the
               Company and Parent

----------
*  Included with Schedule 14D-9 mailed to shareholders.

                                   SIGNATURE

  After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 17, 1997

                           MICROCOM, INC.



                           By: /s/ Lewis A. Bergins
                               ----------------------------------------
                               Name:  Lewis A. Bergins
                               Title: President and Chief Executive
                                      Officer

                                                                       ANNEX I

     MORGAN STANLEY


                                              MORGAN STANLEY & CO.
                                              INCORPORATED
                                              555 CALIFORNIA STREET
                                              SAN FRANCISCO, CALIFORNIA  94104
                                              (415) 576-2000


                              April 9, 1997


Board of Directors
Microcom, Inc.
500 River Ridge Drive
Norwood, MA  02062-5028

Gentlemen:

We understand that Microcom, Inc. ("Microcom" or the "Company"), Compaq Computer ("Buyer") and Buyer Acquisition Corp., a wholly owned subsidiary of Buyer ("Acquisition Sub") have entered into an Agreement and Plan of Merger, dated as of April 9, 1997 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all issued and outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of Target for $16.25 per share net to the seller in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of Buyer and each issued and outstanding share of Common Stock, other than shares held in treasury or held by Buyer or any affiliate of Buyer or as to which dissenters' rights have been perfected, will be converted into the right to receive $16.25 per share in cash. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

     (i) reviewed certain publicly available financial statements and other information of the Company and the Buyer;

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

     (iii) analyzed certain financial projections prepared by the management of the Company;

     (iv) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

     (v) reviewed the reported prices and trading activity for the Common Stock;

     (vi) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

     (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (viii) participated in discussions and negotiations among representatives of the Company and, Buyer and their financial and legal advisors;

     (ix) reviewed the Merger Agreement and certain related documents;

     (x) participated in discussions with certain third parties, including Buyer, who expressed interest in acquiring the Company or certain assets of the Company, which led to the proposed Merger; and

     (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. We have relied upon, without independent verification, the assessment by the management of the Company of the Company's technologies and products, and the validity of, and risks associated with, the Company's existing and future products and technologies. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Buyer and have received fees for the rendering of these services.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent; except that this opinion may be included in any filing with the Securities and Exchange Commission in connection with the Tender Offer and the Merger. In addition, Morgan Stanley expresses no opinion or recommendation as to whether holders of Common Stock should accept the Tender Offer.

Based on the foregoing, we are of the opinion on the date hereof that the consideration to be received by the holders of shares of Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

                              Very truly yours,

                              MORGAN STANLEY & CO. INCORPORATED



                              By:   /s/ Charles R. Cory
                                    -------------------
                                    Charles R. Cory
                                    Managing Director

                                                                        ANNEX II

                                 MICROCOM, INC.
                             500 RIVER RIDGE DRIVE
                          NORWOOD, MASSACHUSETTS 02062

             INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
           SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER
                                  ____________

            NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS IS
            REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED
                        NOT TO SEND THE COMPANY A PROXY.
                                  ____________

     This Information Statement, which is being mailed on or about April 17, 1997, to the holders of record of shares of the Common Stock, $.01 par value per share (the "Shares"), of Microcom, Inc. (the "Company"), is part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). Unless otherwise defined herein, capitalized terms used herein are used as defined in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Compaq Computer Corporation, a Delaware corporation ("Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board"). The Company expects that Parent's designees will constitute such a majority promptly following the purchase by Compaq-Boston, Inc., a Massachusetts corporation (the "Purchaser"), of Shares pursuant to the Offer, which the Company anticipates will be on or after May 13, 1997. This Information Statement is required by
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

     Pursuant to the Merger Agreement, on April 16, 1997 the Purchaser commenced the Offer, which is currently scheduled to expire on May 13, 1997, at which time, if the Offer is not extended and all conditions of the Offer have been satisfied or waived, the Purchaser is obligated to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     Promptly upon the acceptance of payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, Parent shall be entitled to designate such number of directors of the Company, rounded up to the next whole number, that equals the product of the total number of directors on the Board (giving effect to the election of any directors pursuant to this paragraph) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent (including Shares accepted for payment) bears to the total number of outstanding Shares. The Company shall, at such time, cause Parent's designees to be so elected, including, without limitation, increasing the number of directors, and seeking and accepting the resignations of its incumbent directors as is necessary to enable Parent's designees to be elected.

     IN THE EVENT THAT THE PURCHASER DOES NOT ACQUIRE ANY SHARES PURSUANT TO THE OFFER, OR TERMINATES THE OFFER, OR IF THE MERGER

AGREEMENT IS TERMINATED PURSUANT TO ITS TERMS BY THE PURCHASER, PARENT OR THE COMPANY PRIOR TO THE ELECTION OR APPOINTMENT OF THE PARENT DESIGNEES, PARENT WILL NOT HAVE ANY RIGHT UNDER THE MERGER AGREEMENT TO HAVE THE PARENT DESIGNEES ELECTED OR APPOINTED TO THE COMPANY'S BOARD OF DIRECTORS.

     The information contained in this Information Statement concerning Parent and the Purchaser Designees (hereinafter defined) has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

     The Shares are the only class of voting securities of the Company outstanding. Each Share is entitled to one vote on each matter to be considered at meetings of shareholders, including the election of directors. As of April 9, 1997, there were 16,288,011 Shares outstanding.

     The following table sets forth, as of April 9, 1997, the beneficial ownership of the Company's common stock: (i) by each shareholder known by the Company to own beneficially at least 5% of the Shares; (ii) by each director;
(iii) by certain executive officers; and (iv) by all executive officers and directors as a group. Except as otherwise indicated below, each named beneficial owner has sole voting and investment power with respect to the Shares listed.

                                         Shares Owned
                                         ------------
Beneficial Owner                            Number     Percent
---------------------------------------  ------------  --------
Lewis A. Bergins(1)                           415,762      2.5%
Peter J. Minihane(2)                          157,200      1.0
Mark Freitas(3)                                71,897      *
Roland D. Pampel(4)                           155,000      *
James M. Dow(5)                               414,086      2.5%
Fred L. Luconi(6)                             120,995      *
John C. Rutherford(7)                         484,473      3.0%
Michael I. Schneider(8)                        67,752      *
Donald G. Kennedy(9)                           35,000      *
Executive officers and directors as a       1,922,165     11.4%
 group (9 persons) (10)

___________________
*    Less than 1%.
(1) Includes 279,235 shares issuable upon the exercise of currently exercisable options and 12,762 shares held by Mr. Bergins' wife.
(2) Includes 70,225 shares issuable upon the exercise of currently exercisable options. Also includes 6,000 shares held for the benefit of Mr. Minihane's children, as to all of which Mr. Minihane disclaims beneficial ownership.

(3) Includes 63,352 shares issuable upon the exercise of currently exercisable options and 4,506 shares issuable upon the exercise of currently exercisable options held by Mr. Freitas' wife. Also includes 1,039 shares held by Mr. Freitas' wife.
(4) Includes 120,000 shares issuable upon the exercise of currently exercisable options.
(5) Includes 20,000 shares issuable upon the exercise of currently exercisable options. Also includes 33,666 shares held for the benefit of certain members of Mr. Dow's family, as to all of which shares Mr. Dow disclaims beneficial ownership.
(6) Includes 20,000 shares issuable upon the exercise of currently exercisable options and 21,000 shares as to which Dr. Luconi has shared voting power with his wife. Also includes 2,500 shares held in trust for the benefit of certain members of Dr. Luconi's family, as to all of which Dr. Luconi disclaims beneficial ownership.
(7) Includes 20,000 shares issuable upon the exercise of currently exercisable options and 58,394 shares owned by Parthenon, Inc. in which Mr. Rutherford is a managing director.
(8) Includes 14,700 shares issuable upon the exercise of currently exercisable options and 38,500 shares as to which Dr. Schneider has shared voting power with his wife.
(9) Includes 20,000 shares issuable upon the exercise of currently exercisable options.
(10) Includes 632,018 shares issuable upon the exercise of currently exercisable options granted to such directors and executive officers.


                            DIRECTORS OF THE COMPANY

     The Company's Board of Directors is currently composed of seven directors. The Company's Articles of Organization provide for three classes of Directors, and each director serves a three-year term.

THE PURCHASER DESIGNEES

     Pursuant to the provisions of the Merger Agreement described in the
Schedule 14D-9, Parent may designate from among the persons identified below the persons to be elected to the Board (the "Parent Designees"). It is expected that the Parent Designees will assume office promptly upon the acceptance for payment pursuant to the Offer of a number of Shares that satisfies the Minimum Condition, which the Company expects will be on or after May 13, 1997, and that they will thereafter constitute at least a majority of the Board. Parent has informed the Company that each of the Parent Designees has consented to act as a director, if so designated.

     None of the executive officers and directors of Parent or the Purchaser currently is a director of, or holds any position with, the Company. The Company has been advised that, to the best knowledge of Parent and the Purchaser, none of Parent's or the Purchaser's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission") other than those described herein.

     The following sets forth the name, age, present principal occupation or employment and five-year employment history of each of the Parent Designees, as of April 16, 1997. The business address of each Parent Designee is 20555 SH 249, Houston, Texas 77070. Unless otherwise indicated, each occupation set forth opposite a Parent Designee's name refers to employment with Parent. Each Parent Designee is a citizen of the United States, and there are no family relationships among any of the Parent Designees.

     Alan G. Lutz, age 51, Senior Vice President, Communication Products Group, since November 1996; Executive Vice President and President, Computer Systems Group, of Unisys Corporation from 1994 to 1996; President of Kassandra Group from 1993 to 1994; Senior Vice President and President, Public Networks of Northern Telecom LTD from 1987 to 1997.

     J. David Cabello, age 45, Senior Vice President, General Counsel and Secretary since December 1996; Vice President and Assistant General Counsel from 1995 to 1996; Patent Counsel from 1987 to 1993

     Earl L. Mason, age 49, Senior Vice President and Chief Financial Officer since 1996; Senior Vice President, Inland Steel Industries, Inc. ("ISI"), from 1995 to 1996; Chief Financial Officer and President, Inland International, Inc. from 1994 to 1996; Vice President, ISI, from 1994 to 1995; Vice President - Finance and Principal Financial Officer, ISI, from 1991 to 1994.

     Edward E. Olkkola, age 37, Vice President, Communication Products Division, Communication Products Group, since 1996; Director of Business Development from 1993 to 1996; Director of Systems Networking of Motorola Information Systems Group prior thereto.

     Robert W. Stearns, age 46, Senior Vice President, Technology and Corporate Development, since 1996; Vice President, Corporate Development from 1993 to 1996; consultant with McKinsey & Co. from 1992 to 1993; Vice President, Corporate Marketing of Motorola/Codex from 1986 to 1992.

CURRENT DIRECTORS

     The following sets forth the name, age, present principal occupation or employment and five-year employment history of each of the current directors, as of April 16, 1997. Unless otherwise indicated, each occupation set forth opposite a current director's name refers to employment with the Company.

     Lewis A. Bergins, age 58, Director, President and Chief Executive Officer since January, 1997 (currently serving as a Class II Director for a term expiring at the 1999 Annual Meeting of Shareholders); Executive Vice President (in various management capacities) since 1989.

     James M. Dow, age 46, Director since 1980 and Chairman of the Board since 1994 (currently serving as a Class III Director for a term expiring at the 1997 Annual Meeting of Shareholders); President and Chief Executive Officer from 1980 to 1994.

     Fred L. Luconi, age 55, Director since 1992 and Vice-Chairman since 1994 (currently serving as a Class III Director for a term expiring at the 1997 Annual Meeting of Shareholders); visiting faculty member at the Sloan School of Management at the Massachusetts Institute of Technology and a private investor since 1992; President of Index Technology Corporation (predecessor to Intersolv Inc.) from 1988 to 1991.

     Roland D. Pampel, age 62, Director, since 1994 (currently serving as a Class I Director for a term expiring at the 1998 Annual Meeting of Shareholders); President and Chief Executive Officer from 1994 to January 1997; Director, President and Chief Executive Officer of Nicolet Instrument Corporation from 1991 to 1994.

     Donald G. Kennedy, age 71, Director since 1985 (currently serving as a Class I Director for a term expiring at the 1998 Annual Meeting of Shareholders); independent management consultant since 1985; a member of the Panel of Arbitrators of the American Arbitration Association since 1987; an arbitrator for the National Association of Securities Dealers since 1993.

     John C. Rutherford, age 47, a Director since 1994 (currently serving as a Class II Director for a term expiring at the 1999 Annual Meeting of Shareholders); Managing Director and a principal stockholder of The Parthenon Group, Inc. since 1991.

     Michael I. Schneider, age 60, a Director since 1986 (currently serving as a Class II Director for a term expiring at the 1999 Annual Meeting of Shareholders); a Vice President (in various management capacities) at Data General Corporation since 1979.

REPORTS OF DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Commission. Such executive officers, directors and greater than 10% shareholders are required by the Commission's regulations to furnish the Company with copies of all Section 16(a) reports they file.

     Based solely on the Company's review of the copies of the reports furnished to the Company or written representations from certain subject persons that no reports were required for those persons, the Company believes that, during the fiscal year ended March 31, 1997, its executive officers, directors and greater than 10% shareholders complied with all Section 16(a) filing requirements applicable to them.

BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     The business of the Company is managed under the direction of the Board of Directors. The Board meets during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Board approval.

     The Board of Directors has established Audit, Compensation and Nominating Committees which devote attention to specific subjects and assist the Board of Directors in the discharge of its responsibilities. The functions of each committee and its current members are described below.

     The Audit Committee reviews the internal accounting procedures of the Company and consults with and reviews the services provided by the Company's independent auditors. The directors currently serving on the Audit Committee are Mr. Kennedy and Dr. Luconi. The Audit Committee met 4 times in fiscal 1997.

     The Compensation Committee reviews and recommends to the Board the compensation and benefits of all executive officers of the Company and reviews general policy relating to compensation and benefits of employees of the Company. The Compensation Committee also administers the issuance of stock options. The directors currently serving on the Compensation Committee are Mr. Kennedy and Dr. Schneider. The Compensation Committee met 5 times in fiscal 1997.

     The Nominating Committee, which was established in 1994, identifies and nominates candidates for election to the Board. The Committee also considers nominees for directors nominated by shareholders. Such recommendations, with relevant supporting data, should be submitted to the Clerk of the Company. The directors currently serving on the Nominating Committee are Messrs. Dow and Rutherford. The Nominating Committee did not formally meet in fiscal 1997 but its members consulted as to nominees at various times.

     During fiscal 1997, the Board of Directors held 18 meetings. Each incumbent director attended at least 75% of the aggregate number of the meetings of the Board and the meetings of the committees of the Board on which he served.

COMPENSATION OF DIRECTORS

     Each non-employee director of the Company is entitled to receive $10,000 annually (paid at the rate of $2,500 per quarter) for serving as a director and an additional $1,000 for each Board meeting attended. The non-employee directors of the Company are Drs. Luconi and Schneider and Messrs. Dow, Kennedy, Pampel and Rutherford. The Company also reimburses non-employee directors for expenses incurred in attending Board meetings. No additional compensation is paid to directors for attending Board or committee meetings.

     Under the Company's 1993 Non-Employee Director Stock Option Plan (the "Directors Plan"), each non-employee director of the Company is entitled to receive an option exercisable for 4,000 shares of common stock on April 15 of each year, exercisable at the fair market value of the common stock on the date of grant. In addition, any person who first becomes a non-employee director on or after March 17, 1995 shall receive an option to purchase 16,000 shares, exercisable at the fair market value of the common stock on the date of grant.

                       EXECUTIVE OFFICERS OF THE COMPANY

CURRENT EXECUTIVE OFFICERS

     The executive officers of the Company, their respective ages and positions held are as follows:


      NAME               AGE            POSITION
      ----               ---            --------

Lewis A. Bergins          58   President, Chief Executive Officer and Director
Mark J. Freitas           40   Executive Vice President, Central Site Business Unit
Peter J. Minihane         48   Executive Vice President of Operations, Chief
                               Financial Officer and Treasurer

BUSINESS EXPERIENCE

     Information concerning the business experience of Mr. Bergins is provided in the section entitled "Directors of the Company."

     Mr. Freitas joined the Company in 1986 and has served as Executive Vice President, Central Site Business Unit since November 1995 and Vice President, Systems Management and Customer Support from May 1994 to November 1995. Prior to May 1994, Mr Freitas held various software development positions with the Company.

     Mr. Minihane joined the Company in 1985 and has served as Executive Vice President, Chief Financial Officer and Treasurer since January 1989. Mr. Minihane was named Executive Vice President of Operations in November 1995.


                  EXECUTIVE COMPENSATION AND OTHER INFORMATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid during the Company's fiscal year ended March 31, 1997 to the Company's Chief Executive Officer and each of the Company's other most highly compensated officers who earned in excess of $100,000, based on salary and bonus earned during fiscal 1997 (the "Named Executive Officers"):


Name and                                Fiscal
Principal Position                       Year    Salary    Bonus   Options(4)
--------------------------------------  ------  --------  -------  ----------
Lewis A. Bergins,                         1997  $356,650  $10,000  218,000
   President and
   Chief Executive Officer(1)             1996   348,188   30,000   15,000
                                          1995   239,817   20,000   18,000

Mark Freitas                              1997   158,490   25,000   58,000
   Vice President,                        1996   133,975   21,980   10,000
   Central Site Business Unit             1995   126,700   16,600   12,000

Peter J. Minihane,                        1997   181,500   35,000   18,000
   Executive Vice President,              1996   169,813   28,800   15,000
   Chief Financial Officer                1995   165,000    9,120   18,000
   and Treasurer

Richard A. Barbari,                       1997   242,905   10,000   18,000
   Corporate Vice                         1996   206,708   66,708   15,000
   President, International Sales(3)
                                          1995   124,402            40,000

Robert Lamkin                             1997   206,109   79,000   37,000
   Vice President, America Sales          1996    94,340   60,000   33,333
   and Strategic Relationships(2)

(1) Mr. Bergins' salary includes $153,587, $178,374 and $74,812 in sales commissions paid in fiscal 1997, 1996 and 1995, respectively.

(2)  Mr. Lamkin's salary includes $66,223 in sales commissions paid in fiscal
     1997.

(3) Mr. Barbari's salary includes $102,905 and $66,708 in sales commissions paid in fiscal 1997 and 1996, respectively.

(4)  Options to acquire shares of Common Stock.


OPTION GRANTS DURING 1997 FISCAL YEAR

     The following table sets forth certain information related to options granted to the Named Executive Officers during fiscal 1997.


                     OPTION GRANTS DURING 1997 FISCAL YEAR
                        POTENTIAL REALIZABLE VALUE/(1)/

                                                                            % of Total
                                   Number of                                 Options
                                     Shares                                 Granted to
                                  Underlying  Exercise                      Employees
                      Expiration    Options   Price Per             Time    in Fiscal         Potential              Potential
                         Date     Granted(2)    Share   Extension Remaining   Year      5% Realizable Value    10% Realizable Value
                      ----------  ---------   --------- --------- --------- ---------   -------------------    --------------------
Lewis A. Bergins        01/23/06    200,000    11.875   2,375,000      9      18.44    3,684,405   1,309,405   5,600,126   3,225,126

                        07/25/06     18,000     6.000     108,000      9       1.66      167,543      59,543     254,658     146,658


Mark Freitas            07/25/06     18,000     6.000     108,000      9       1.66      167,543      59,543     254,658     146,658

                        07/25/02     30,000     6.000     180,000      5       2.77      229,731      49,731     289,892     109,892

                        01/29/03     10,000    11.625     116,250      6       0.92      155,786      39,536     205,944      89,694


Peter Minihane          07/25/06     18,000     6.000     108,000      9       1.66      167,543      59,543     254,658     146,658


Richard Barbari         07/25/06     12,000     6.000      72,000      9       1.11      111,696      39,696     169,772      97,772


Robert Lamkin           07/23/02     25,000   $ 6.125  $  153,125      5       2.31%  $  195,431  $   42,306  $  246,609  $   93,484

                        07/25/06     12,000     6.000      72,000      9       1.11      111,696      39,696     169,772      97,772

________________________

(1) The "Potential Realizable Value" portion of the table illustrates what might be realized upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation of the Common Stock over the terms of the options. The total of all stock options granted to employees, including executive officers, during fiscal 1997 was approximately 4.7% of the total shares of common stock outstanding at the end of the fiscal year.

(2) Consists of options to acquire shares of Common Stock. Options are exercisable as set forth in, and subject to the terms of, the related option agreements.

AGGREGATED OPTION EXERCISES DURING 1997 FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

     The following option exercise and year-end value table sets forth information with respect to the exercise of stock options by the Named Executive Officers during fiscal 1997 and the number and unrealized value (the difference between the exercise price and the market value) of unexercised options issued by the Company and held by such officers at March 31, 1997. All of such options were then exercisable, but some of the underlying shares were unvested.
Unvested shares are subject to repurchase by the Company at a price equal to the exercise price paid for such shares by the optionee.

         AGGREGATED OPTION EXERCISES AND FISCAL YEAR END OPTION VALUES

                          Number of                   Number of Securities Underlying
                           Shares                 Unexercised Options At Fiscal Year End         Value of Unexercised In-The-
                          Acquired   Dollar         (All xercisable at Fiscal Year-End)        Money Options At Fiscal Year End
                            on       Value          -----------------------------------        --------------------------------
    Name                 Exercise   Realized         Vested      Unvested        Total        Vested        Unvested        Total
    ----                 --------   --------         ------      --------        -----        ------        --------        -----
Lewis A. Bergins              -         -            33,235       269,000       302,235      $133,631       $265,250       $398,881
Mark Freitas                  -         -            19,769        64,914        84,683        66,311        141,219        207,530
Peter J. Minihane             -         -            24,475        68,750        93,225        97,822        251,875        349,697
Richard Barbari               -         -            15,000        27,000        42,000        35,000         52,000         87,000
Robert Lamkin                 -         -             9,027        49,306        58,333             0         68,750       $ 68,750

EMPLOYMENT AGREEMENTS

          The Company entered into an employment agreement with Mr. Bergins on January 16, 1997 pursuant to which he is paid an annual base salary of $285,000 and may be granted an incentive bonus of up to $35,000 in fiscal 1997. Under the employment agreement, Mr. Bergins' base salary is subject to annual review for increases by the Compensation Committee. In the event of an involuntary termination of Mr. Bergins' employment other than "for cause," Mr. Bergins will receive severance compensation of one year's salary continuance at the annual base compensation rate in effect at the time of termination.


            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

COMPENSATION POLICY

          It is the duty of the Compensation Committee of the Company's Board of Directors (the "Committee") to recommend and administer policies that govern the compensation of the Company's executive officers, including the Chief Executive Officer, and the granting of stock options to all key employees. The Committee is composed of two non-employee directors of the Company. The Committee's general policy with respect to compensating the Company's executive officers is to establish compensation levels which, while providing appropriate incentives for Company and individual performances, remain competitive within the data communications industry allowing the Company to attract, retain and reward executive officers who contribute to the long term success of the Company.

EXECUTIVE COMPENSATION

          The primary components of the Company's executive officer compensation programs are base salary, incentive cash bonus, stock options and, in the case of executives with sales responsibilities, commissions.

  1. Base Salary. A base salary is established for each executive which is deemed to be competitive with comparable positions in both computer hardware and software companies (including data communications companies) of similar size and appropriate to the executive's level of responsibility within the Company. The aim is to arrive at salary levels in the middle of the range of comparables. These comparables are not necessarily the same as the companies included in the industry index shown on the performance graph following this report.

  2. Incentive Bonus. Each year, the Board of Directors reviews and approves a business plan for the Company which outlines the financial and operational goals of the Company. This business plan becomes the primary bench mark for measuring the performance of the executive management team. Bonuses are based primarily on the broad performance of the Company as measured against the business plan and in terms of increases in net revenue, operating income and earnings per share. In addition, executives are measured against specific objectives directly related to their respective functions. These factors are considered, weighted and applied in the discretion of the Committee and not pursuant to an established formula.

  3. Commissions. In the case of executives with sales responsibilities, commissions are based on net revenue and contribution in the executive's geographic area of responsibility.

  4. Stock Option Program. Stock options have been a key component of executive compensation since the Company was founded. The Committee believes that stock options, as a component of performance compensation arrangements, are beneficial in aligning management's and employees' interests and incentives with stockholders' interests toward the enhancement of stockholder value. The Committee further believes that stock option programs with future vesting dates are an effective means to encourage employees to remain with the Company and increase its long-term value. In determining the size of option grants, the Committee considers the number of options previously granted to the recipient, the recipient's equity interest in the Company generally, as well as the recipient's performance and the importance of the recipient to achieving the Company's long-term performance goals. The options granted have been at exercise prices equal to the fair market value of the underlying common stock on the date of grant and generally have vested over four years. In keeping with their belief in the importance of these options, the Committee and the Board of Directors amended the Company's Stock Option and Stock Purchase Plan to increase the number of shares available for option grants thereunder by 700,000. This amendment is being presented to the stockholders for a vote of approval with this proxy statement as noted below. The Committee further refined its policies with respect to combining stock based performance compensation arrangements with incentive cash bonuses by the adoption of the Long Term Performance Plan which was approved by stockholders at the Annual Meeting in July, 1994. Last year, the Committee and the Board of Directors increased the number of shares available under that plan which increase was approved by stockholders at the Annual Meeting in July 1995, and remains committed to its use as an effective incentive component to compensation.

CHIEF EXECUTIVE OFFICER COMPENSATION

          Mr. Lewis A. Bergins was hired as the Company's President and Chief Executive Officer effective January 16, 1997. Mr. Bergins' base salary for fiscal 1997 was set at $285,000 per year and he was granted an option to purchase 200,000 shares under the Company's Stock Option Program. In addition, as part of his employment agreement, Mr. Bergins may be granted an incentive bonus of up to $35,000.


DISCUSSION OF CORPORATE TAX DEDUCTION IN EXCESS OF ONE MILLION DOLLARS ($1,000,000) A YEAR

          Internal Revenue Code Section 162(m), enacted in 1993, precludes a public corporation from taking deductions in 1994 or subsequent years for compensation in excess of one million dollars ($1,000,000) for its Chief Executive Officer or any of its four other highest paid officers. Certain performance based compensation, however, is specifically exempt from the deduction limit. The terms of the Company's Stock Option and Stock Purchase Plan and the Long Term Performance Plan, are designed to meet the requirements of the proposed regulations so that options granted under both plans will be excluded from the deduction limit.

          The Committee believes that executive compensation should be related to both short-term and long-term Company performance as shown by the policies described above and that its determination of fiscal 1997 compensation was reflective of those policies consistently applied.

          This Compensation Committee Report will not be deemed to be incorporated by reference in any filing by the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, except to the extent that the Company specifically incorporates this Compensation Committee Report by reference.

CORPORATE PERFORMANCE GRAPH

          The following graph assumes an investment of $100 on March 31, 1992 and compares annual changes thereafter in the market price of the Company's common stock with a broad market index (S&P 500) and an industry index (S&P Computer Software and Services). The Company paid no dividends during the period shown; the performance of the indexes is shown on a total return (dividend reinvestment) basis. The graph lines merely connect fiscal year-end dates and do not reflect fluctuations between these dates.

                          [PERFORMANCE GRAPH APPEARS]


                           TOTAL SHAREHOLDER RETURNS

                                 1992    1993    1994    1995    1996    1997
                                ------  ------  ------  ------  ------  ------
Microcom, Inc.                  100.00   32.61   51.09   98.64  259.78   77.17
S&P 500 Index                   100.00  115.23  116.93  135.13  178.51  213.89
Computer Software & Services    100.00  132.12  148.24  199.96  282.67  396.73

     The stock price performance depicted in the Corporate Performance Graph is not necessarily indicative of future price performance. The Compensation Committee Report and the Comparison of Cumulative Total Shareholder Returns above shall not be deemed "soliciting material" or incorporated by reference into any of the Company's filings with the Securities and Exchange Commission by implication or by any reference in any such filing to this Information Statement.

                              CERTAIN TRANSACTIONS

          In October 1993, the Board established a loan program primarily for the purpose of permitting senior officers and directors of the Company to borrow from the Company in order to exercise stock options. Principal is payable in full nine years from the date of each loan. Interest accrues and is due and payable annually, unless forgiven. The following table sets forth information with respect to all loans made under the loan program as of March 31, 1997.

                                                TOTAL             HIGHEST
                                             OUTSTANDING         AMOUNT IN
NAME AND                                    AMOUNTS AS OF       FISCAL 1997    INTEREST
PRINCIPAL POSITION                        MARCH 31, 1997 (1)  OUTSTANDING (1)    RATE
------------------                        ------------------  ---------------  ---------
James M. Dow                                  $659,873              $659,873       6.83%
  Chairman of the Board
Roland D. Pampel                               206,293               206,293       5.73%
 Director                                      112,684               112,684       6.74%
Richard Barbari                                152,578               199,525       6.92%
 Corporate Vice President,
 International Sales
Lewis A. Bergins                               526,787               526,787       4.92%
 President and Chief Executive Officer
Peter J. Minihane                              263,791               263,791       4.92%
 Executive Vice President,
 Chief Financial Officer and Treasurer

Gregory Pearson                                127,209               127,209       4.92%
 Senior Vice President,
 Technology Management

Donald G. Kennedy                               10,891                10,891       4.92%
 Director                                       55,967                55,967       5.32%

John C. Rutherford                              62,065                62,065       5.88%
 Director

Michael I. Schneider                            36,308                36,308       4.92%
 Director                                       56,302                56,302       5.00%
                                                64,168                64,168       6.10%

Fred L. Luconi                                 179,807               179,807       5.00%
 Director

------------------
(1) Includes accrued interest

          The Parthenon Group, Inc. ("Parthenon"), a management consulting investment company of which Mr. Rutherford, a director of the Company, is a managing director and fifty percent stockholder, was first hired by the Company in 1993 to work with the Company in reviewing and revising the Company's approach to its products and marketplace. During fiscal 1997, the Company granted Parthenon, for various consulting services rendered, options for 58,394 Shares at an exercise price of $8.5625 per Share, which options have since been exercised in full.



April 17, 1997


                                              Microcom, Inc.

                                 EXHIBIT INDEX

                                                     Subsequently Numbered
     Exhibit No.                                              Page
     ----------                                               ----

          1         Agreement and Plan of Merger
                      dated April 9, 1997 by and
                      among Parent, the Purchaser
                      and the Company

          2*        Letter to Shareholders of the
                      Company dated April 17, 1997

          3         Form of Press Release of Parent
                      Issued April 9, 1997

          4*        Opinion Letter to the Board of
                      Directors of the Company from
                      Morgan Stanley & Co.
                      Incorporated dated April 9, 1997
                      (attached as Annex I hereto)

          5         Confidentiality Agreement dated
                      April 9, 1997 between the Company
                      and Parent



_______________

*Included with Schedule 14D-9 mailed to shareholders.